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                                                                  EXHIBIT (D)(4)

                           SSGA FUNDS MANAGEMENT, INC.
                          STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                              BOSTON, MA 02111-2900

April 1, 2006

Ryan M. Louvar
Assistant Secretary
State Street Institutional Investment Trust
c/o State Street Bank and Trust Company
P.O. Box 5049
Boston, MA 02206-5049
Fax: 617-662-3805

Re: VOLUNTARY EXPENSE LIMITATION -
    STATE STREET INSTITUTIONAL LIQUID RESERVES FUND (THE "FUND")

Dear Ryan:

     I am sending you this letter to confirm that SSgA Funds Management, Inc. ("SSgA FM"), the investment adviser to the Fund, a fund that invests substantially all of its investment assets in the State Street Money Market Portfolio (the "Master Portfolio"), has voluntarily agreed to continue to cap the total operating expenses of the Fund (not including the pass-through expenses of the Master Portfolio) at 0.02% of the Fund's average daily net assets ("Voluntary Expense Limitation"). This Voluntary Expense Limitation was originally effective August 1, 2005 and is in addition to the current contractual cap of 0.05% of the Fund's average daily net assets; however, this Voluntary Expense Limitation may be revised or canceled at any time upon written notice to the Fund.

     SSgA FM understands and intends that the Fund will rely on this letter agreement in preparing and filing its registration statement on Form N-1A (including any amendments or supplements thereto) and in accruing the expenses of the Fund for purposes of calculating net asset value and otherwise, and expressly permits the Fund to do so.

     Please do not hesitate to contact me with any questions at 617-664-2043.

                                        Very truly yours,


                                        ---------------------------------------
                                        James E. Ross
                                        President